Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

June 18, 2010

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 4561
Attn: Matthew Crispino

Re:	DJSP Enterprises, Inc. Amendment No. 4 to Registration Statement on Form F-1 Filed June 4, 2010 File No. 333-164907

Dear Mr. Crispino:

On behalf of our client, DJSP Enterprises, Inc., we herewith respond to the comments set forth in the Staff’s letter of June 16, 2010 (“Staff’s Letter”).

The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Amendment No. 5.

General

1.
We note that Messrs. Propper and Stern have recently filed Schedule 13Ds relating to purchases of your ordinary shares. Please confirm that you have informed the selling stockholders of their duties and obligations pursuant to Regulation M, specifically Rule 102, with respect to the distribution of the securities being registered pursuant to the registration statement. Pursuant to Rule 461(b)(7), we will take into consideration your response in granting acceleration of effectiveness of the registration statement.

The Company has advised that the selling shareholders have been advised of their obligations under Regulation M.

Recent Developments, page 3

2.	Expand your discussion of the loss of title clients to indicate their significance to your results of operations. Consider disclosing the amount of revenue they contributed in the prior years.

The Company has revised the disclosure in accordance with the Staff’s comments.

3.
Tell us more about the Large Bank client that is converting their foreclosure systems and why this conversion impacted the amount of new foreclosure files. Indicate why you believe that it would not be until the third quarter that the conversion is completed.

The Company has replaced the disclosure regarding the client’s system conversion with expanded disclosure that explains that the client is not generating new mortgage foreclosure files of certain types until the conversion is complete and that projections regarding when that will be are based on information received from the client.

Balance Sheet Items, page 4

4.
Please remove the label "unaudited" from the December 31, 2009 column and identify in the first paragraph of this section that the amounts for December 31, 2009 were derived from the audited financial statements of DJS Processing Division and Its Combined Affiliates.

The Company has removed the label “unaudited” as requested and made the requested identification in accordance with the Staff’s comments.

Risk Factors, page 10

5.
We note the additional disclosure regarding the rescission rights of certain shareholders that was added to the notes to the pro forma financial statements in response to prior comment 6. Given this new disclosure, please reinstate the risk factor discussing the risk of rescission that was removed in your first amendment to the S-1, filed March 26, 2010. Please disclose in the risk factor the potential cost to the company if all of the shareholders eligible for rescission were to exercise that right.

The Company has reinstated the risk factor on the risk of rescission and included the additional disclosure in accordance with the Staff’s comments.

6.
We note that under Section 2.1.1 of the private placement registration rights agreement, filed as Exhibit 4.4 to your Form 20-F filed on January 22, 2010, it appears that you must pay a penalty to investors in the private placement if your registration statement is not effective by a certain date. Please include risk factor disclosure regarding this penalty. Please also incorporate by reference the private placement registration rights agreement as an exhibit to your registration statement.

The Company has not added the risk factor disclosure because the current potential penalties payable by the Company are de minimus.  The initial filing was 18 days late (deadline was Jan. 29 and filing was February 16) and the pre-penalty “deadline” for effectiveness was June 13, 2010.  Accordingly, assuming the F-1 is effective next Thursday, June 24, the effective date will be overdue by 11 days.  The daily penalty amount is $1,750, so the maximum penalty amount would be $50,750 (29 days x $1,750).

In accordance with the Staff’s comments, the Company has incorporated by reference the registration rights agreement as Exhibit 4.8 to the registration statement.

"In connection with the Transaction, we and our subsidiaries issued approximately $103 million of debt…” page 13

7.
Please expand this risk factor to discuss your new $15 million revolving line of credit from Bank of America which is secured by substantially all of your assets. Please also file your loan agreement with Bank of America as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The risk factor has been expanded in accordance with the Staff’s comments and the Company has incorporated by reference the loan agreement as Exhibit 10.46 to the registration statement.

Certain Relationships and Related Transactions

Services Agreement, page 72

8.
We note the new disclosure in this section regarding the revised fee schedule between DJS LLC and DJS. Please file documentation related to this modification of the Services Agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance & Disclosure • Interpretations, available on our website.

The Company has filed the Amendment to the Services Agreement as Exhibit 10.47 to the registration statement and the Company will be updating its confidential treatment request to cover information set forth in this amendment.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

Giovanni Caruso
Partner